ANGLO AMERICAN

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

9 July, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of US$2.5 billion Revolving Multicurrency Credit Facility dated 9 July 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

ANGLO AMERICAN

News Release

9 July 2004

Anglo American plc completes $2.5 billion Revolving Multicurrency Credit Facility

Anglo American plc is pleased to announce that it has successfully completed a $2.5bn revolving multicurrency dual tranche credit facility. The new facility is for general corporate purposes including refinancing of existing facilities and will represent Anglo American's core corporate facility. The transaction was self arranged with 16 core relationship banks taking an equal participation in the new facility.

The facility is split between a $0.75bn 364-day revolving credit with a 12-month term-out and extension options and a $1.75bn five-year revolving credit. Pricing on the 364-day tranche is set at 22bp over Libor with a 6.5bp commitment fee and on the five-year tranche at 27bp above Libor with a 9.5bp commitment fee. In the event that drawings exceed one half of the facility amount then a 5bp utilisation fee is payable.

The 16 banks appointed as Mandated Lead Arrangers are: BBVA, The Bank of Tokyo-Mitsubishi, Barclays Capital, BNP Paribas, Citigroup, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, HSBC, JP Morgan, Mizuho, Morgan Stanley, National Australia Bank, The Royal Bank of Scotland, Sumitomo Mitsui Banking Corp, UBS Investment Bank and WestLB.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO
AMERICAN

News Release

9 July 2004

Anglo American plc completes $2.5 billion Revolving Multicurrency Credit Facility

Anglo American plc is pleased to announce that it has successfully completed a $2.5bn revolving multicurrency dual tranche credit facility. The new facility is for general corporate purposes including refinancing of existing facilities and will represent Anglo American's core corporate facility. The transaction was self arranged with 16 core relationship banks taking an equal participation in the new facility.

The facility is split between a $0.75bn 364-day revolving credit with a 12-month term-out and extension options and a $1.75bn five-year revolving credit. Pricing on the 364-day tranche is set at 22bp over Libor with a 6.5bp commitment fee and on the five-year tranche at 27bp above Libor with a 9.5bp commitment fee. In the event that drawings exceed one half of the facility amount then a 5bp utilisation fee is payable.

The 16 banks appointed as Mandated Lead Arrangers are: BBVA, The Bank of Tokyo-Mitsubishi, Barclays Capital, BNP Paribas, Citigroup, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, HSBC, JP Morgan, Mizuho, Morgan Stanley, National Australia Bank, The Royal Bank of Scotland, Sumitomo Mitsui Banking Corp, UBS Investment Bank and WestLB.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

9 July 2004

Anglo American plc completes $2.5 billion Revolving Multicurrency Credit Facility

Anglo American plc is pleased to announce that it has successfully completed a $2.5bn revolving multicurrency dual tranche credit facility. The new facility is for general corporate purposes including refinancing of existing facilities and will represent Anglo American's core corporate facility. The transaction was self arranged with 16 core relationship banks taking an equal participation in the new facility.

The facility is split between a $0.75bn 364-day revolving credit with a 12-month term-out and extension options and a $1.75bn five-year revolving credit. Pricing on the 364-day tranche is set at 22bp over Libor with a 6.5bp commitment fee and on the five-year tranche at 27bp above Libor with a 9.5bp commitment fee. In the event that drawings exceed one half of the facility amount then a 5bp utilisation fee is payable.

The 16 banks appointed as Mandated Lead Arrangers are: BBVA, The Bank of Tokyo-Mitsubishi, Barclays Capital, BNP Paribas, Citigroup, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, HSBC, JP Morgan, Mizuho, Morgan Stanley, National Australia Bank, The Royal Bank of Scotland, Sumitomo Mitsui Banking Corp, UBS Investment Bank and WestLB.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

9 July 2004

Anglo American plc completes $2.5 billion Revolving Multicurrency Credit Facility

Anglo American plc is pleased to announce that it has successfully completed a $2.5bn revolving multicurrency dual tranche credit facility. The new facility is for general corporate purposes including refinancing of existing facilities and will represent Anglo American's core corporate facility. The transaction was self arranged with 16 core relationship banks taking an equal participation in the new facility.

The facility is split between a $0.75bn 364-day revolving credit with a 12-month term-out and extension options and a $1.75bn five-year revolving credit. Pricing on the 364-day tranche is set at 22bp over Libor with a 6.5bp commitment fee and on the five-year tranche at 27bp above Libor with a 9.5bp commitment fee. In the event that drawings exceed one half of the facility amount then a 5bp utilisation fee is payable.

The 16 banks appointed as Mandated Lead Arrangers are: BBVA, The Bank of Tokyo-Mitsubishi, Barclays Capital, BNP Paribas, Citigroup, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, HSBC, JP Morgan, Mizuho, Morgan Stanley, National Australia Bank, The Royal Bank of Scotland, Sumitomo Mitsui Banking Corp, UBS Investment Bank and WestLB.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

ANGLO AMERICAN

News Release

9 July 2004

Anglo American plc completes $2.5 billion Revolving Multicurrency Credit Facility

Anglo American plc is pleased to announce that it has successfully completed a $2.5bn revolving multicurrency dual tranche credit facility. The new facility is for general corporate purposes including refinancing of existing facilities and will represent Anglo American's core corporate facility. The transaction was self arranged with 16 core relationship banks taking an equal participation in the new facility.

The facility is split between a $0.75bn 364-day revolving credit with a 12-month term-out and extension options and a $1.75bn five-year revolving credit. Pricing on the 364-day tranche is set at 22bp over Libor with a 6.5bp commitment fee and on the five-year tranche at 27bp above Libor with a 9.5bp commitment fee. In the event that drawings exceed one half of the facility amount then a 5bp utilisation fee is payable.

The 16 banks appointed as Mandated Lead Arrangers are: BBVA, The Bank of Tokyo-Mitsubishi, Barclays Capital, BNP Paribas, Citigroup, Deutsche Bank AG, Dresdner Kleinwort Wasserstein, HSBC, JP Morgan, Mizuho, Morgan Stanley, National Australia Bank, The Royal Bank of Scotland, Sumitomo Mitsui Banking Corp, UBS Investment Bank and WestLB.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk